Exhibit 99.1
Unaudited interim condensed
consolidated financial statements
of Orion Engineered Carbons S.A., Luxembourg,
as at March 31, 2018

Interim condensed consolidated income statements of
Orion Engineered Carbons S.A. for the three months ended March 31, 2018 and 2017 - unaudited

		Three Months Ended Mar 31, 2018	Three Months Ended Mar 31, 2017
	Note	In USD k	In USD k
Revenue	3	406,699	324,065
Cost of sales		(294,296)	(228,527)

Gross profit	3	112,403	95,538

Selling expenses		(37,868)	(30,745)
Research and development costs		(5,061)	(4,188)
General and administrative expenses		(21,043)	(20,137)
Other operating income	4	163	147
Other operating expenses	4	(1,995)	(3,193)
Restructuring Expenses		(1,266)	(403)

Operating result (EBIT)		45,333	37,019

Finance income	4	12,569	8,340
Finance costs	4	(20,659)	(18,710)
Share of profit or loss of joint ventures		149	129

Financial result		(7,941)	(10,241)

Profit before income taxes		37,392	26,778

Income taxes	8	(13,164)	(9,963)

Profit for the period		24,228	16,815

Earnings per Share ($ per share), basic		0.41	0.28
Weighted average number of ordinary shares (in thousands)		59,320	59,320
Earnings per Share ($ per share), diluted		0.4	0.28
Weighted average number of diluted ordinary shares (in thousands)		60,926	60,465

Interim condensed consolidated statements of comprehensive income of
Orion Engineered Carbons S.A. for the three months ended March 31, 2018 and 2017 – unaudited

	Three Months Ended Mar 31, 2018	Three Months Ended Mar 31, 2017
	In USD k	In USD k

Profit for the period	24,228	16,815

Exchange differences on translation of foreign operations
Change in unrealized gains/(losses)	(6,045)	11,098
Income tax effects	9	232

Unrealized net gains/(losses) on net investments in a foreign operation
Change in unrealized gains	4,863	2,224
Income tax effects	(1,619)	(719)

Unrealized net gains/(losses) on cash flow hedges
Change in unrealized gains/(losses)	1,127	(1,036)
Income tax effects	(174)	228

	953	(808)

Net other comprehensive income to be reclassified to profit or loss in subsequent periods	(1,839)	12,027

Actuarial gains (losses) on defined benefit plans
Change in unrealized gains/(losses)	(1,887)	(577)
Income tax effects	607	174

Net other comprehensive income not to be reclassified to profit or loss in subsequent periods	(1,280)	(403)

Other comprehensive income, net of tax	(3,119)	11,624

Total comprehensive income, net of tax all attributable to equity holders of the parent	21,109	28,439

Interim condensed consolidated statements of financial position of
Orion Engineered Carbons S.A. as at March 31, 2018 and December 31, 2017 – unaudited

		Mar 31, 2018	Dec 31, 2017
A S S E T S	Note	In USD k	In USD k
Non-current assets
Goodwill		59,772	58,180
Other intangible assets		68,465	70,722
Property, plant and equipment		460,497	462,129
Investment in joint ventures		5,887	5,585
Other financial assets	7	3,807	3,564
Other assets		3,617	3,883
Deferred tax assets	8	46,330	43,546
		648,375	647,609
Current assets
Inventories	6	161,466	159,334
Trade receivables		285,824	234,273
Other financial assets	7	3,636	3,890
Other assets		28,882	35,038
Income tax receivables	8	15,217	16,377
Cash and cash equivalents		59,714	72,284
		554,739	521,196
		1,203,114	1,168,805

		Mar 31, 2018	Dec 31, 2017
E Q U I T Y A N D L I A B I L I T I E S	Note	In USD k	In USD k
Equity
Subscribed capital		83,770	83,770
Treasury shares	5	(3,773)	(3,773)
Reserves		(566)	(55,403)
Profit for the period	3	24,228	75,262
		103,659	99,856
Non-current liabilities
Pension provisions		68,499	65,390
Other provisions		12,943	13,344
Financial liabilities	7	699,897	680,699
Other liabilities		40	6
Deferred tax liabilities	8	24,103	25,121
		805,482	784,560
Current liabilities
Other provisions		47,398	59,471
Liabilities to banks		5,921	—
Trade payables		173,125	169,624
Other financial liabilities	7	8,758	7,013
Income tax liabilities	8	23,856	15,539
Other liabilities		34,915	32,742
		293,973	284,389
		1,203,114	1,168,805

Interim condensed consolidated statements of cash flows of
Orion Engineered Carbons S.A. for the three months ended March 31, 2018 and 2017 – unaudited

		Three Months Ended Mar 31, 2018	Three Months Ended Mar 31, 2017
	Note	In USD k	In USD k
Profit for the period	3	24,228	16,815

Income taxes	8	13,164	9,963

Profit before income taxes		37,392	26,778

Depreciation and amortization of intangible assets and property, plant and equipment		24,790	22,242
Other non-cash expenses		3,532	2,019
(Increase) in trade receivables		(48,104)	(16,472)
(Increase) in inventories	6	(11)	(12,659)
Increase in trade payables		11,958	4,510
Decrease in provisions		(13,872)	(19,897)
Increase in other assets and liabilities that cannot be allocated to investing or financing activities		7,023	5,164
Finance income	4	(12,569)	(8,340)
Finance costs	4	20,659	18,710
Cash paid for income taxes		(3,581)	(3,483)

Cash flows from operating activities		27,217	18,572

Cash paid for the acquisition of intangible assets and property, plant and equipment		(25,930)	(18,298)

Cash flows from investing activities		(25,930)	(18,298)

Repayments of short term borrowings		(2,134)	(22,674)
Cash inflows related to current financial liabilities		5,073	6,135
Cash outflows related to current financial liabilities		—	—
Interest and similar expenses paid		(10,028)	(6,515)
Interest and similar income received		4,120	1,750
Dividends paid to shareholders		(11,864)	(10,786)

Cash flows from financing activities		(14,833)	(32,090)

Change in cash		(13,546)	(31,816)

Change in cash resulting from exchange rate differences		976	2,416
Cash and cash equivalents at the beginning of the period		72,284	77,906

Cash and cash equivalents at the end of the period		59,714	48,506

Interim condensed consolidated statements of changes in equity of
Orion Engineered Carbons S.A. for the three months ended March 31, 2018 – unaudited

	Subscribed capital		Treasury shares	Capital reserves	Translation reserve	Cash flow hedge reserve	Reserve for hedges of a net investment in foreign operation	Reserve for actuarial gains (losses) on defined benefit plans	Note (2) IFRS 9	Total equity
	Number of common shares	Amount							Retained Earnings
		In USD k	In USD k	In USD k	In USD k	In USD k	In USD k	In USD k	In USD k	In USD k
As at Jan 1, 2017	59,320,214	83,770	(3,773)	139,399	4,237	793	(16,055)	(21,006)	(131,622)	55,743
Profit for the period	—	—	—	—	—	—	—	—	16,815	16,815
Other comprehensive income, net of tax	—	—	—	—	11,330	(808)	1,505	(403)	—	11,624
Total comprehensive income, net of tax	—	—	—	—	11,330	(808)	1,505	(403)	16,815	28,439
Dividends paid	—	—	—	(10,786)	—	—	—	—	—	(10,786)
Share based payments	—	—	—	1,600	—	—	—	—	—	1,600
As at Mar 31, 2017	59,320,214	83,770	(3,773)	130,213	15,567	(15)	(14,550)	(21,409)	(114,807)	74,996

As at Jan 1, 2018	59,320,214	83,770	(3,773)	102,529	(1,312)	(314)	(1,486)	(23,198)	(64,902)	91,314
Profit for the period	—	—		—	—	—	—	—	24,228	24,228
Other comprehensive income, net of tax	—	—		—	(6,036)	953	3,244	(1,280)	—	(3,119)
Total comprehensive income, net of tax	—	—	—	—	(6,036)	953	3,244	(1,280)	24,228	21,109
Dividends paid				(11,864)	—	—	—	—	—	(11,864)
Share-based payments	—	—	—	3,100	—	—	—	—	—	3,100
As at Mar 31, 2018	59,320,214	83,770	(3,773)	93,765	(7,348)	639	1,758	(24,478)	(40,674)	103,659

Notes to the unaudited interim condensed consolidated financial statements of Orion Engineered Carbons S.A., Luxembourg, as at March 31, 2018

1.	Organization and principal activities
Orion Engineered Carbons S.A. (“Orion” or the "Company") is entered in the commercial register of Luxembourg under no. B 160558; the Company’s registered office is in Luxembourg; its business address is 6, Route de Trèves, L-2633 Senningerberg (Municipality of Niederanven), Grand Duchy of Luxembourg.
Orion’s unaudited interim condensed consolidated financial statements comprise Orion and its subsidiaries (the “Orion Group” or the “Group”). Orion was incorporated on April 13, 2011. Orion’s fiscal year is the calendar year.
Orion Group is a leading global manufacturer of carbon black products and is based in Luxembourg. Carbon black is a powdered form of carbon that is used to create the desired physical, electrical and optical qualities of various materials. Carbon black products are primarily used as consumables and additives for the production of polymers, printing inks and coatings (“Specialty Carbon Black” or “Specialties”) and in the reinforcement of rubber polymers (“Rubber Carbon Black” or “Rubber”).
Specialty Carbon Black are high-tech materials which are mainly used for polymers, printing systems and coatings applications. The various production processes result in a wide range of different Specialty Carbon Black pigment grades with respect to their primary particle size, structure and surface area/surface chemistry. These parameters affect jetness, tinting strength, undertone, dispersibility, oil absorption, electrical conductivity and other characteristics.
The types of Rubber Carbon Black used in the rubber industry are manufactured according to strict specifications and quality standards. Structure and specific surface area are the key factors in optimizing reinforcement properties in rubber polymers.
As at March 31, 2018, the Orion Group operates 13 wholly owned production facilities in Europe, North and South America, Asia and South Africa and three sales companies. Another ten holding companies and two service companies, as well as two former operating entities in Portugal and France (currently in dissolution), are consolidated in the Orion Group. Additionally, the Group operates a joint venture with one production facility in Germany.
Orion’s global presence enables it to supply Specialty Carbon Black customers as well as international customers in the tire and rubber industry with the full range of carbon black grades and particle sizes. Sales activities are supported by sales and representative offices all around the globe. Integrated sales activities with key account managers and customer services are carried out in the United States, Brazil, South Korea, Germany and China.
The Group’s unaudited interim condensed consolidated financial statements were authorized for issue by management on May 17, 2018.

2.	Basis of preparation of the interim condensed consolidated financial statements
Basis of preparation
The unaudited interim condensed consolidated financial statements as at and for the three months ended March 31, 2018 have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). Due to the change in the Group's presentation currency from euros to US dollars effective as of January 1, 2018 these unaudited interim condensed consolidated financial statements are prepared in US dollars, the new presentation currency of the Group.

A change in presentation currency is a change in accounting policy which is accounted for retrospectively. Therefore, comparative information for periods prior to January 1, 2018 included in these unaudited interim condensed consolidated financial statements have been restated into US dollars accordingly. Historical financial information included in the Group’s Annual Report on Form 20-F, filed with the SEC on February 23, 2018, for the year ended 31 December 2017 previously reported in euro was the basis for restatement of historical information into US dollars using the procedures outlined below:

–	assets and liabilities denominated in non-US dollar currencies were translated into US dollars at the closing rates of exchange on the relevant balance sheet dates;

–	non-US dollar income and expenditure were translated at the average rates of exchange prevailing for the relevant periods;

–
the cumulative equity and translation reserves were nil at April 13, 2011, the date of incorporation of Orion, and these reserves have been restated on the basis that the Group has reported in US dollars since that date. Share capital, share premium and the other reserves were translated at the historic rates prevailing at April 13, 2011, and subsequent rates prevailing on the date of each transaction;

–	all restated amounts were extracted from the Group’s underlying financial records at applicable historical exchange rates.
All International Financial Reporting Standards ("IFRSs"), interpretations (IFRICs, SICs) originated by the IFRS Interpretations Committee applicable for the period ended March 31, 2018 have been applied.
The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements for the year ended December 31, 2017.
The unaudited interim condensed consolidated financial statements are prepared in US dollars, the presentation currency of the Orion Group. Except where stated otherwise, all figures are presented in thousands of US dollars (USD k) for the sake of clarity. Due to rounding, numbers presented throughout the tables and notes herein may not add up precisely to the totals presented and percentages may not precisely reflect the absolute figures.
First-time adoption of accounting standards
The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are - with the exception of IFRS 9 and IFRS 15 changes as described below, consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2017. The following amendments to IFRS were adopted on January 1, 2018:

•	IFRS 9 Financial instruments
IFRS 9 issued on July 24, 2014 replaces IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 determines requirements for recognition and measurement, impairment, derecognition and general hedge accounting. The latest issued version supersedes all previous versions. IFRS 9 became effective as of January 1, 2018.
The adoption of IFRS 9 had an effect on the measurement of certain of the Group’s financial instruments while it had no material impact on the hedge accounting models used by the Group.
The impact from the new impairment approach outlined in section 5.4 of IFRS 9 and the required initial recognition of a loss allowance at an amount equal to lifetime expected credit losses for trade receivables did result in a transition adjustment on retained earnings as of January 1, 2018, as other previously recorded specific allowances are now covered under the new IFRS 9 allowance approach for expected credit losses.
In July 2017 the IASB clarified the accounting treatment for modification of financial liabilities under IFRS 9. A modification gain or loss is required to be calculated as the difference between the original contractual cash flows and the modified cash flows discounted at the original effective interest rate. Such modification gain or loss is recognized in the income statement in the period of modification, and the modified cash flows are then amortized using the new effective interest rate.

The Company has entered into various modifications of its term loan liabilities in the fiscal years 2016 and 2017 while it recorded gains or losses of such modifications over the remaining terms of the respective modifications as permitted under IAS 39. Such modification amounts would have been recorded as immediate gain or loss at each modification date if the Company would have applied IFRS in the past already.
IFRS 9 is generally required to be applied retrospectively; however the recognition of a modification gain or loss for historic modifications made to financial liabilities outstanding on the adoption date is recorded as an accumulative catch up adjustment in retained earnings on the adoption date. The cumulative effect of the modification adjustments amounted to a loss of $8,542k net of taxes and is reflected in the retained earnings as of January 1, 2018.

•	IFRS 15 Revenue from contracts with customers
The IASB issued IFRS 15 on May 28, 2014. IFRS 15 intends to combine and harmonize the revenue recognition methods issued in several standards and interpretations. IFRS 15 also determines the time and extent of revenue recognition. IFRS 15 replaces IAS 18 Revenue, IAS 11 Construction Contracts, IFRIC 13 Customer Loyalty Programs, IFRIC 15 Agreements for Construction of Real Estate, IFRIC 18 Transfer of Assets from Customers and SIC 31 Revenue-Barter Transactions. The Company has completed a group wide review of all material contracts with customers. The changes had no impact on the Company's revenue recognition. Performance obligations are almost entirely the transfer of goods. In a limited number of cases the service to ship goods to the Company's customers may qualify as a separate performance obligation while the price of such ancillary services are deemed to be immaterial and the realization of such services usually occurs at same point of time as the transfer of the main performance obligation. As the changes have no impact on revenue recognition there was no cumulative catch up adjustment recorded in retained earnings under the modified retrospective approach of adoption that is now applied.

3.	Segment information
Operating segments
The Group’s business is organized by product for corporate management purposes and has the following two operating segments: “Rubber” and “Specialties”.
The performance of the operating segments is assessed by reference to Adjusted EBITDA (as defined below) which is the segment's measure of profit or loss. Group financing (including finance costs and finance income), adjustment items and income taxes are managed on a Group basis and are not allocated to operating segments.

Segment reconciliation for the three months ended March 31, 2018 and 2017:

	In USD k			In USD k
	For the Three Months Ended Mar 31,			For the Three Months Ended Mar 31,
	2018			2017
	Rubber	Specialties	Total segments	Rubber	Specialties	Total segments
Revenue	265,028	141,671	406,699	207,957	116,108	324,065
Cost of sales	(206,607)	(87,689)	(294,296)	(158,648)	(69,879)	(228,527)
Gross profit	58,421	53,982	112,403	49,309	46,229	95,538
Adjusted EBITDA	35,656	40,336	75,992	28,392	34,227	62,619
Adjusted EBITDA Margin	13.5%	28.5%	18.7%	13.7%	29.5%	19.3%
Depreciation amortization and impairment of intangible assets and property, plant and equipment	(14,904)	(9,886)	(24,790)	(14,002)	(8,240)	(22,242)
Share of profit of joint venture	(149)	—	(149)	(129)	—	(129)
Adjustment items			(5,720)			(3,229)
EBIT			45,333			37,019

Definition of “Adjusted EBITDA”
“EBIT” (operating result) is defined as profit or loss for the period before income taxes and finance income and finance costs. “EBITDA” is defined as EBIT before depreciation, amortization and impairment losses. For management reporting purposes and as defined in the credit agreement governing our term loans “Adjusted EBITDA” is defined as EBITDA adjusted for acquisition related expenses, restructuring expenses, consulting fees related to Group strategy, share of profit or loss of joint venture and certain other adjustments. The Company believes that each of these items have less bearing on its performance of the underlying core business. “Adjusted EBITDA” is the management’s measure of the segment result.

Adjusted EBITDA is reconciled to profit or loss as follows:

Reconciliation of profit or loss	In USD k
	For the Three Months Ended Mar 31,
	2018	2017
Profit for the period	24,228	16,815
Add back income taxes	13,164	9,963
Profit before income taxes	37,392	26,778
Add back finance costs	20,659	18,710
Add back share of profit of joint ventures	(149)	(129)
Add back other finance income	(12,569)	(8,340)
Earnings before taxes and finance income/costs (operating result (EBIT))	45,333	37,019
Add back depreciation, amortization and impairment of intangible assets and property, plant and equipment	24,790	22,242
EBITDA	70,123	59,261
Add back share of profit of joint venture	149	129
Add back restructuring expenses	1,266	403
Add back consulting fees related to Group strategy (1)	884	239
Add back long term incentive plan	3,100	1,600
Add back other adjustments (2)	470	987
Adjusted EBITDA	75,992	62,619

(1)    Consulting fees related to the Group strategy include external consulting fees from establishing and implementing our operating, tax and organizational strategies.
(2) Other adjustments in the three months ended March 31, 2017 primarily relate to costs in association with our EPA enforcement action of USD 1.0 million.
Geographic information by legal entity

Revenues	In USD k
	For the Three Months Ended Mar 31,
	2018	2017
Germany	167,395	126,173
United States	96,615	83,985
South Korea	73,621	60,715
Brazil	21,916	19,593
China	21,626	13,116
South Africa	14,381	11,930
Other	4,786	5,566
Rest of Europe*	6,359	2,987
Total	406,699	324,065

*	Country of domicile of the Group (Luxembourg) USD nil

Goodwill, intangible assets, property, plant and equipment	In USD k
	As at Mar 31,	As at Dec 31,
	2018	2017
Germany	147,192	145,837
Sweden	77,623	80,974
Italy	70,117	72,980
Poland	46,799	49,933
Rest of Europe	3,834	4,443
Subtotal Europe	345,565	354,167

United States	91,779	70,530
South Korea	91,455	109,905
South Africa	31,310	32,007
Brazil	18,614	13,661
China	9,971	10,733
Other	40	28
Total	588,734	591,031

4.	Other operating income, other operating expenses, financial result
Other operating income increased by USD 16k from USD 147k for the three months ended March 31, 2017 to USD 163k for the three months ended March 31, 2018.
Other operating expenses decreased by USD 1,198k from USD 3,193k for the three months ended March 31, 2017 to USD 1,995k for the three months ended March 31, 2018. Other operating expenses for the three months ended March 31, 2018 mainly include consulting fees of USD 884k and other items that have less bearing on performance of the underlying core business of USD 470k compared to USD 239k and USD 987k, respectively, in the three months ended March 31, 2017 - for further details please see Note 3 (Segment information)). Moreover, other operating expenses for the three months ended March 31, 2018 included allowances on trade receivables of USD 8k compared to USD 719k in three months ended March 31, 2017.
Financial result includes finance income, finance costs and share of profit or loss of joint ventures. Financial result decreased by USD 2,300k from USD 10,241k net finance expenses for the three months ended March 31, 2017 to USD 7,941k net finance expenses for the three months ended March 31, 2018. Total net foreign currency revaluation loss in finance result amounted USD 399k for the three months ended March 31, 2018 compared to a loss of USD 863k for the three months ended March 31, 2017. Interest related to the term loans amounted to USD 5,674k for the three months ended March 31, 2018 compared to USD 6,337k for the three months ended March 31, 2017.

The table below presents a breakdown of financial result for the three months ended March 31, 2018 and 2017:

Financial Result	USD k
	For the Three Months Ended Mar 31,
	2018	2017
Interest expense on term loans	(5,674)	(6,337)
Amortization of transaction costs	(203)	(1,180)
Commitment bank charge	(460)	(295)
Interest income	317	703
Interest on non-current provisions	(535)	(454)
Other interest expense, net	(1,128)	(1,954)
Total net interest expenses	(7,683)	(9,517)
Gains from foreign currency revaluation	12,252	7,637
Losses from foreign currency revaluation	(12,651)	(8,500)
Net foreign currency revaluation impact	(399)	(863)
Bank guarantee expense	(8)	10
Share of profit of joint ventures	149	129
Financial Result	(7,941)	(10,241)
5.     Share-based payments
On July 31, 2015 the Company established the Long Term Incentive Plan ("LTIP" or the "2015 Plan") providing for the grant of performance share units (“PSUs”) to employees and officers selected by the Compensation Committee of the Board of Directors (the “Compensation Committee”). PSU awards are earned based on achievement against one or more performance metrics established by the Compensation Committee in respect of a specified performance period. Earned PSUs range from zero to a specified maximum percentage of a participant's target award based on the performance of applicable performance metrics, and are also subject to vesting terms based on continued employment. The first performance period becomes due for settlement at the beginning of the second quarter of 2018, with PSUs earned to be based on achievement of EBITDA metrics established by the Compensation Committee and total shareholder return relative to a peer group. Once earned and vested, PSUs will be settled in one share of Company common stock per vested PSU (or, at the Company’s election, cash equal to the fair market value thereof). The first vesting period will run through March 31, 2018 (the “2015 Plan”). All PSUs are granted under, and are subject to the terms and conditions of, the Company’s 2014 Incentive Compensation Plan, and do not increase the number of shares previously reserved for issuance under that plan. On August 2, 2016 the Compensation Committee established a consecutive LTIP (the "2016 Plan") having consistent terms as compared to the 2015 Plan. On July 31, 2017 the Compensation Committee established a consecutive LTIP (the "2017 Plan"). The following table details the costs charged to the income statement with respect to the 2015 Plan, 2016 Plan and 2017 Plan.

	USD k
	For the Three Months Ended Mar 31,
	2018	2017
Expense arising from equity-settled share based payment transactions (2015 Plan)	777	624
Expense arising from equity-settled share based payment transactions (2016 Plan)	1,130	976
Expense arising from equity-settled share based payment transactions (2017 Plan)	1,193	—
Total expenses	3,100	1,600

The following table illustrates the number of, and movements in, performance share units ("PSUs") during the period.

	2015 Plan		2016 Plan		2017 Plan		Total
	Number of PSUs		Number of PSUs		Number of PSUs		Number of PSUs
	For the Three Months Ended Mar 31,		For the Three Months Ended Mar 31,		For the Three Months Ended Mar 31,		For the Three Months Ended Mar 31,
	2018	2017	2018	2017	2018	2017	2018	2017
Outstanding at January 1	452,816	454,959	686,038	690,279	472,040	—	1,610,894	1,145,238
Granted during the period	—	—	—	—	—	—	—	—
Forfeited during the period	(5,694)	—	(2,788)	—	(1,838)	—	(10,320)	—
Settled during the period	—	—	—	—	—	—	—	—
Outstanding at March 31,	447,122	454,959	683,250	690,279	470,202	—	1,600,574	1,145,238
The following table lists the inputs to the model used for the grant date fair values of the 2015 Plan, 2016 Plan and 2017 Plan:

	2015 Plan	2016 Plan	2017 Plan
Dividend Yield (%)	2.14%	2.23%	1.88%
Expected Volatility OEC (%)	25.16%	32.07%	33.77%
Expected Volatility Peer Group (%)	13.9%	18.12%	17.3%
Correlation	0.5234	0.4952	0.4574
Risk-free interest rate (%)	0.90%	0.76%	1.45%
Model used	Monte Carlo	Monte Carlo	Monte Carlo
Weighted average fair value of PSUs granted in USD	17.410	17.210	24.890
6.    Inventories
The impairment allowance as of March 31, 2018 and March 31, 2017, respectively, amounted to USD 1,400k and USD 2,784k and developed as follows:

	in USD k
	2018	2017
As at January 1,	1,717	4,436
Currency translation	47	56
Addition	871	455
Utilization	(1,054)	(1,439)
Release	(181)	(724)
As at March 31,	1,400	2,784

7.	Financial assets and liabilities
The table below presents fair values and the allocation of the fair value measurements to the hierarchy levels as at March 31, 2018 and December 31, 2017.

	In USD k as at
	Mar 31, 2018			Dec 31, 2017
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets measured at fair value
Receivables from derivatives	—	3,508	—	—	3,554	—
Financial liabilities measured at fair value
Liabilities from derivatives	—	4,958	—	—	5,193	—
Liabilities for which fair values are disclosed
Liabilities to banks	—	5,921	—	—	—	—
Term loan	—	693,057	—	—	684,234	—
Local bank loans	—	12,530	—	—	12,494	—
The receivables from derivatives of USD 3,508k and USD 3,554k as at March 31, 2018 and December 31, 2017, respectively, are presented in other non-current financial assets with an amount of USD 2,930k and USD 2,647k as at March 31, 2018 and December 31, 2017, respectively, and in other current financial assets with an amount of USD 578k and USD 907k as at March 31, 2018 and December 31, 2017, respectively. On August 28, 2014, September 2, 2014 and November 10, 2017 the Group acquired interest rate caps to hedge interest rate risk on current term loan financing. In 2017 the Group has entered into commodity derivative agreements to hedge the impact of raw material price fluctuations on cost of sales for specific sales.
The liabilities from derivatives of USD 4,958k and USD 5,193k as at March 31, 2018 and December 31, 2017, respectively, are presented in other financial liabilities. Those derivatives are solely used to hedge the on balance sheet payables and receivables and interest rate payments on the term loan as part of our hedging strategy.
To reduce the Group's foreign currency exposure a portion of the USD-denominated term loan is designated as a hedge of the net investment in a foreign operation. Effective January 1, 2015 the group designated USD 180m of our USD denominated term loan held by a Germany based subsidiary as the hedging instrument to hedge the change in net assets of a US subsidiary, which is also held by a Germany based subsidiary, to manage foreign currency risk. The hedging amount did not exceed the net equity amount as of March 31, 2018 of the Group's affiliated US companies. The amount accounted for in other comprehensive income for the net investment hedge was USD 4,863k in the three months ended March 31, 2018 compared to USD 2,224k in the three months ended March 31, 2017.
The USD-denominated term loan decreased during the first three months of 2018 from USD 288,426k at year end 2017 to USD 287,597k due to a regular repayment of 0.25% of the initial principal amount. The USD-equivalent of the euro term loan increased during the first three months of 2018 from USD 395,808k at year end 2017 to USD 405,461k due to foreign exchange revaluation effects, despite a regular repayment of 0.25% of the initial principal amount.
On November 7, 2017, the company signed an amendment to the credit agreement, dated as of July 25, 2014 to reprice its EUR-denominated term loan, and to extend the term of the term loans. The repricing resulted in a 25 basis points reduction to interest for the EUR-denominated loan, from the previous annual interest rate of 2.75% margin plus 3-M-EURIBOR (minimum floor of 0.00%) to an annual interest rate of currently 2.50% margin plus 3-M-EURIBOR (minimum floor of 0.00%). The term extension resulted in a new maturity date of July 25, 2024 (previously July 25, 2021). Other provisions of this credit agreement remained unchanged. Transaction costs incurred directly in connection with the incurrence of the EUR- and USD-denominated term loans, thereby reducing their carrying amount, are amortized as finance costs over the term of the loans.
On August 10, 2017, OEC Co. Ltd. in Korea has closed a term loan facility with Hana Bank with an amount of KRW 24 billion and a term of three years to finance the consolidation of our two plants in Korea. The loan is collateralized by real estate and machinery of our plant in Bupyong. As of March 31, 2018 the loan is drawn with an amount of USD 12,530k in comparison with USD 12,494k as of December 31, 2017.

8.	Deferred and current taxes
The development of deferred tax assets and liabilities relates to changes in temporary differences and tax loss carry forwards. Income tax receivables decreased from USD 16,377k at December 31, 2017 to USD 15,217k at March 31, 2018 due to tax refunds received from tax authorities. Income tax liabilities increased from USD 15,539k at December 31, 2017 to USD 23,856k at March 31, 2018 due to the expense calculated for the period.
Income taxes in the three months ended March 31, 2018 amounted to USD 13,164k compared to USD 9,963k in the three months ended March 31, 2017, reflecting profit in these periods.
The effective tax rate of 35.2% for the three months ended March 31, 2018 deviated from the expected group rate of 32% primarily due to other non-deductible business expenses and non-deductible interest expenses due to local trade tax adjustments for the Group’s German entities impacting the rate by 4.0%. Changes in recognition of losses and deductible temporary differences in Germany, Brazil, South Africa, and Sweden resulted in a further 2.6% increase. Offsetting these unfavorable impacts by 1% were benefits from tax exempt income due to ACE deduction in Italy. The remaining difference primarily relates to foreign tax rate differentials decreasing the tax rate by 2.5%.
The effective tax rate of 37.2% for the three months ended March 31, 2017 deviated from the expected group rate of 32% primarily due to non-creditable withholding taxes on tax exempt dividends received from the South Korean subsidiary. The tax effect of 6.5% will be spread over the remainder of the year. Other non-deductible business expenses and non-deductible interest expenses due to local trade tax adjustments for the Group’s German entities also impacted the rate by 5.3%. Permanent effects of Orion Engineered Carbons Ltda. (Brazil) treated as a disregarded entity for US tax purposes further increased the rate by 3.2%. Offsetting these unfavorable impacts by 1.5% were benefits from tax exempt income due to domestic production activities in the United States and ACE deduction in Italy. Changes in recognition of losses and deductible temporary differences in Luxembourg, Germany, Brazil, South Africa, and Sweden resulted in a further 7.2% decrease. The remaining difference primarily relates to foreign tax rate differentials.

9.	Contingent liabilities and other financial obligations
To safeguard the supply of raw materials, contractual purchase commitments under long-term supply agreements for raw materials, especially oil and gas, are in place with the following maturities:

	In USD k
	As at Mar 31,	As at Dec 31,
Maturity	2018	2017
Less than one year	197,493	109,207
1 to 5 years	266,379	236,639
More than 5 years	—	—

Total	463,872	345,846

EPA Action

During 2008 and 2009, the U.S. Environmental Protection Agency (“EPA”) contacted all U.S. carbon black producers as part of an industry-wide EPA initiative, requesting extensive and comprehensive information under Section 114 of the U.S. Clean Air Act, to determine, for each facility, that either: (i) the facility has been in compliance with the Clean Air Act; (ii) violations have occurred and enforcement litigation may be undertaken; or (iii) violations have occurred and a settlement of an enforcement case is appropriate. In response to information requests received by the Company’s U.S. facilities, the Company furnished information to the EPA on each of its U.S. facilities. The Company’s Belpre (Ohio) facility was an initial subject of these investigations and received notices under Section 113(a) of the Clean Air Act from the EPA in 2010 alleging violations of Prevention of Significant Deterioration (“PSD”) and Title V permitting requirements under the Clean Air Act. In October 2012, the Company received a corresponding notice and finding of violation (an “NOV”) alleging the failure to obtain PSD and Title V permits reflecting Best Available Control Technology (“BACT”) at several units of the Company’s Ivanhoe (Louisiana) facility. In January 2013 the Company also received an NOV issued by the EPA for its facility in Borger (Texas) alleging the failure to obtain PSD and Title V permits reflecting BACT during the years 1996 to 2008. The Company received a comparable NOV from the EPA for the Company’s U.S. facility in Orange (Texas) in February 2013; and an NOV in March 2016 alleging more recent non-PSD air emissions violations primarily at the dryers and the incinerator of the Orange facility.

In November 2013, Orion began discussions with the EPA and the U.S. Department of Justice (“DOJ”) about a potential settlement to resolve the NOVs. On December 22, 2017, a consent decree between Orion Engineered Carbons LLC (“Orion”) and the United States (on behalf of EPA), as well as the Louisiana Department of Environmental Quality, was lodged in the U.S. District Court for the Western District of Louisiana. Once the consent decree is entered by the court, it will resolve and settle the EPA’s claims of noncompliance set forth in the NOVs and in a respective complaint filed in court by the United States that same day. All five U.S. carbon black producers have settled with the U.S. government. Orion was one of the two last carbon black companies to sign a consent decree.
Under its consent decree, Orion will install certain pollution control technology in order to further reduce SO2, NOx and particulate matter (PM) emissions at its four U.S. manufacturing facilities in Ivanhoe (Louisiana), Belpre (Ohio), Borger (Texas), and Orange (Texas). Orion estimates that the capital expenditures for these installments, to be incurred over approximately six years, are US dollar 110 to140 million. Orion also agreed to pay a civil penalty of $800,000 and to perform environmental mitigation projects totaling $550,000. The penalty and mitigation project costs are in line with the respective reserves already established by the Company for this purpose. The consent decree also requires the continuous monitoring of emissions reductions by the ÈPA that Orion will need to comply with over a number of years. Noncompliance with applicable emissions limits would lead to further penalty payments to EPA.
In April 2018, we signed a contract with Haldor Topsoe to install Topsoe’s sustainable emissions control technology, SNOXTM, to remove SOx, NOx and dust particles from tail gases at our Ivanhoe, Louisiana Carbon Black production plant. Installation of the SNOXTM technology, which has not been used previously in the carbon black industry, is part of our compliance plan in connection with the consent decree.We caution, however, that the actual capital expenditures we might need to incur in order to fulfill the requirements of the consent decree remain uncertain. In particular, the consent decree allows some flexibility in both locations and technology solutions. The solutions we choose to implement may differ in scope and operation from those we currently anticipate and factors, such as timing, locations, target levels and local regulations, could also make capital expenditures different from what we currently estimate.
Orion’s agreement with Evonik in connection with the Acquisition provides for a partial indemnity from Evonik against various exposures, including, but not limited to, capital investments, fines and costs arising in connection with Clean Air Act violations that occurred prior to July 29, 2011. Except for certain relatively less relevant allegations contained in the second NOV received for the Company’s facility in Orange (Texas) in March 2016, all of the other allegations made by the EPA with regard to all four of the Company’s U.S. facilities - as discussed above - relate to alleged violations before July 29, 2011. The indemnity provides for a recovery from Evonik of a share of the costs (including fines), expenses (including reasonable attorney’s fees, but excluding costs for maintenance and control in the ordinary course of business and any internal cost of monitoring the remedy), liabilities, damages and losses suffered and is subject to various contractual provisions including provisions set forth in the Share Purchase Agreement with Evonik, such as a de minimis clause, a basket, overall caps (which apply to all covered exposures and all covered environmental exposures, in the aggregate), damage mitigation and cooperating requirements, as well as a statute of limitations provision. Due to the cost-sharing and cap provisions in Evonik’s indemnity, the Company expects that substantial costs it will incur in this EPA enforcement initiative and its respective settlement could exceed the scope of the indemnity, perhaps in the tens of millions of euros. In addition, Evonik has signaled that it may likely defend itself against claims under the indemnity; while the Company intends to enforce its rights vigorously, there is no assurance that the Company will be able to recover costs or expenditures incurred under the indemnity as it expects or at all.
10.    Related parties
In addition to the subsidiaries included in the consolidated financial statements, there is one joint venture of Orion that is accounted for using the equity method which classifies as a related party. Furthermore, related parties include key management personnel having authority and responsibility for planning, directing and monitoring the activities of the Group directly or indirectly and their close family members.
We have not entered into material related party transactions other than in the normal course of business. In this respect, Orion purchased carbon black products for retail from the DGW KG joint venture in an aggregate amount of USD 23,651k for the three months ended March 31, 2018 (three months ended March 31, 2017: USD 17,278k). Payables to DGW KG amount to USD 25,559k at March 31, 2018 and to USD 14,002k at March 31, 2017. Sales and services provided to DGW KG as for the three months ended March 31, 2018 amounted to USD 707k (three months ended March 31, 2107: USD 893k). Receivables from DGW KG at March 31, 2018 and March 31, 2017 were USD 281k and USD 609k.

11.    Events after the balance sheet date
In April 2018 awards under Orion’s 2015 Long Term Incentive Plan vested based on the established achievement of certain performance metrics and was settled on April 30, 2018 through one share per PSU. 400,453 new shares based on PSUs earned under this plan were issued. Accordingly, the settlement of the 2015 plan will increase the number of Orion’s common shares outstanding as of settlement date.
On May 8, 2018 Orion signed an amendment to the credit agreement to reprice its EUR- and USD-denominated outstanding term loans. The repricing on the US dollar tranche reflects a 50 basis point reduction on margin from 2.50% to 2.00%, whereas on the euro tranche there is a 25 basis point reduction on margin from 2.50% to 2.25%. This repricing will reduce Orion's current annual interest payments by approximately USD 2.4m. All other provisions to this credit agreement remained unchanged.
On May 11, 2018 Orion converted USD 235,000k of its USD-denominated term loan into EUR by way of a cross currency swap. This swap transaction impacts both principal and interest payments associated with debt service and will result in a further annual interest payments savings of approximately USD 4.7m over and above the interest savings achieved by the recent repricing. The swap became effective on May 15, 2018, and it will expire on July 25, 2024, in line with maturity of the term loan.
As result of the new cross currency swap, Orion terminated the current USD denominated interest caps on May 14, 2018, and received the proceeds of the termination of USD 4.0m on May 16, 2018.
Consistent with the progress made on the Korean production network consolidation, on May 11, 2018 the Korean subsidiary entered in to a transaction to transfer the ownership of the plant site in Seoul, South Korea in exchange for net cash proceeds totaling approximately $50 million (before considering an associated capital gains tax payment of some $10 million) after taking into account certain remediation costs for which the Company will continue to be responsible.
Senningerberg (Municipality of Niederanven), May 17, 2018.
Orion Engineered Carbons S.A., Luxembourg

Jack Clem	Charles Herlinger
Managing Director	Managing Director

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis summarizes the significant factors affecting our results of operations and financial condition during the three months ended March 31, 2018 and 2017 and should be read in conjunction with Orion Engineered Carbons S.A.'s annual report for the year ended December 31, 2017 on Form 20-F (the "form 20-F"), which is available on the EDGAR system of the U.S. Securities and Exchange Commission (www.sec.gov) as well as on our webpage (www.orioncarbons.com).
We believe that certain factors disclosed in the form 20-F have had, and will continue to have, a material effect on our results of operations and financial condition. Those factors, as disclosed under Item 5 "Operating and Financial Review and Prospects–Key Factors Affecting Our Results of Operations" in our form 20-F, have not changed materially subsequent to the filing of the form 20-F.
Due to the change in our presentation currency from euros to US dollars effective as of January 1, 2018, the following discussion and analysis are prepared in US dollars, the new presentation currency of our Group. Comparative financial information as of or for periods prior to January 1, 2018 were derived from our previously reported audited and unaudited (condensed) consolidated financial information which were prepared in euro and as if those comparative financial information had been reported in US dollars as of the respective dates, or for the respective periods, indicated herein. As noted previously, we also plan to convert our financial statements from IFRS to U.S. GAAP, effective by the end of 2018.
As many of the factors described in our form 20-F are beyond our control and certain of these factors have historically been volatile, past performance will not necessarily be indicative of future performance and it is difficult to predict future performance with any degree of certainty. In addition, important factors that could cause our actual results of operations or financial conditions to differ materially from those expressed or implied in any forward-looking statements below, include, but are not limited to, factors indicated in our form 20-F under Item 3. "Key Information–D. Risk Factors" and "Note Regarding Forward-Looking Statements."

Non-IFRS Financial Measures
We focus on Contribution Margin and Adjusted EBITDA as measures of our operating performance. Contribution Margin and Adjusted EBITDA contained in this Management Discussion and Analysis have not been prepared in accordance with IFRS or the accounting standards of any other jurisdiction. Other companies may use similar non-IFRS financial measures that are calculated differently from the way we calculate these measures. Accordingly, our Contribution Margin and Adjusted EBITDA may not be comparable to similar measures used by other companies and should not be considered in isolation, or construed as substitutes for, revenue, consolidated profit or loss for the period, operating result (EBIT), gross profit and other IFRS measures as indicators of our results of operations in accordance with IFRS.
We calculate Contribution Margin by subtracting variable costs (such as raw materials, packaging, utilities and distribution costs) from our revenue. We believe that Contribution Margin is useful since we see this measure as indicating the portion of revenue that is not consumed by variable costs and therefore contributes to the coverage of all other costs and profits.
We define Adjusted EBITDA as operating result (EBIT) before depreciation and amortization, adjusted for acquisition related expenses, restructuring expenses, consulting fees related to Group strategy, share of profit or loss of joint venture and certain other items. Adjusted EBITDA is defined similarly in our credit agreements. Adjusted EBITDA is used by our management to evaluate our operating performance and make decisions regarding allocation of capital because it excludes the effects of certain items that have less bearing on our underlying business performance. Our use of Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of our financial results as reported under IFRS. Some of these limitations are: (a) although Adjusted EBITDA excludes the impact of depreciation and amortization, the assets being depreciated and amortized may have to be replaced in the future and thus the cost of replacing assets or acquiring new assets, which will affect our operating results over time, is not reflected; (b) Adjusted EBITDA does not reflect interest or certain other costs that we will continue to incur over time and will adversely affect our profit or loss, which is the ultimate measure of our financial performance and (c) other companies, including companies in our industry, may calculate Adjusted EBITDA or similarly titled measures differently. Because of these and other limitations, Adjusted EBITDA should be considered alongside our other IFRS-based financial performance measures, such as consolidated profit or loss for the period and our other IFRS financial results.
The non-IFRS measures Net Working Capital and Capital Expenditure are discussed below.

US Dollar Reporting

This quarter marks the first time we are reporting our results in US dollars rather than euro. As noted previously, we also plan to convert our financial statements from IFRS to US GAAP, effective by the end of 2018. We believe both the switch to US dollar reporting and the anticipated adoption of US GAAP will benefit investors by allowing more direct comparisons between our results and those of some of our principal competitors. These measures are also among the conditions for inclusion or our stock in certain U.S. equity indices, which may lead to additional demand for Orion's stock from index funds and index-driven investors. Some indices have additional requirements for inclusion. We are analyzing the feasibility of meeting such requirements and the associated costs and issues raised thereby, including those relating to the tax position of Orion and other members of the group. This analysis is ongoing and we can give no assurances regarding the outcome.
Results of Operations and Segment Discussion
Revenue
Revenue increased by $82.6 million, or 25.5%, from $324.1 million ($116.1 million in our Specialty Carbon Black segment and $208.0 million in our Rubber Carbon Black segment) in the first quarter of 2017 to $406.7 million ($141.7 million in our Specialty Carbon Black segment and $265.0 million in our Rubber Carbon Black segment) in the first quarter of 2018, primarily due to positive foreign exchange rate translation impacts, the pass through of higher feedstock costs, increased volumes and increases in the base selling prices.
Total volume increased by 11.0 kmt overall, or 4.0%, from 275.1 kmt (67.0 kmt in our Specialty Carbon Black Segment and 208.1 kmt in our Rubber Carbon Black segment) in the first quarter of 2017 to 286.1 kmt (69.1 kmt in our Specialty Carbon Black segment and 217.0 kmt in our Rubber Carbon Black segment) in the first quarter of 2018. This 4.0% increase reflected stronger volumes in both segments particularly within the Europe, South Korea and China regions.

Cost of Sales and Gross Profit
Cost of sales increased by $65.8 million, or 28.8%, from $228.5 million ($69.9 million in our Specialty Carbon Black segment and $158.6 million in our Rubber Carbon Black segment) in the first quarter of 2017 to $294.3 million ($87.7 million in our Specialty Carbon Black segment and $206.6 million in our Rubber Carbon Black segment) in the first quarter of 2018. This increase in cost of sales was primarily due to unfavorable foreign exchange rate translation effects, the increase of higher oil prices of our feedstock costs, and to a lesser extend due higher volumes.
The net impact of the aforementioned changes in revenues and cost of sales was that gross profit increased to $112.4 million ($54.0 million in our Specialty Carbon Black segment and $58.4 million in our Rubber Carbon Black segment) in the first quarter of 2018 compared to $95.5 million ($46.2 million in our Specialty Carbon Black segment and $49.3 million in our Rubber Carbon Black segment) in the first quarter of 2017.
Selling Expenses
Sales and marketing expenses increased by $7.2 million from $30.7 million in the first quarter of 2017 to $37.9 million in the first quarter of 2018. This increase was due to impacts from foreign exchange rate translation effects and increased freight costs in particular in the US as well as general salary increases.
Research and Development Costs
Research and development costs increased by $0.9 million from $4.2 million in the first quarter of 2017 to $5.1 million in the first quarter of 2018. This change mainly reflects the timing of expenditures for individual development programs.
General Administrative Expenses
General administrative expenses increased by $0.9 million from $20.1 million in the first quarter of 2017 to $21.0 million in the first quarter of 2018, mainly as a result of foreign exchange rate translation effects.
Other Operating Income and Expenses
Other operating income and expenses, net decreased by $1.2 million from a net expense of $3.0 million in the first quarter of 2017 to a net expense of $1.8 million in the first quarter of 2018, mainly as a result of lower external services required in the first quarter of 2018 compared to the first quarter of 2017.
Operating Result (EBIT)
Operating result increased by $8.3 million, or 22.5%, from $37.0 million in first quarter of 2017 to $45.3 million in the first quarter of 2018 reflecting the effects discussed above.
Finance Costs, Net
Finance costs, net (comprise finance income less finance cost) decreased by $2.3 million from a finance cost, net of $10.4 million in the first quarter of 2017 to a finance cost, net of $8.1 million in the first quarter of 2018, primarily due to interest savings following our repricing efforts in late 2017 as well as a reduction in other interest costs. During the first quarter of 2018 we incurred foreign currency exchange losses of $12.7 million. These foreign exchange losses were offset by $12.3 million of foreign currency exchange gains reflecting both our hedging strategies on the term loan and the fluctuation of the euro against the US dollar. These gains and losses are shown gross due to their different nature and the different Group companies involved in the hedging transactions. The foreign currency exchange gains and losses in the first quarter of 2017 amounted to $7.6 million and $8.5 million respectively.
Share of Profit or Loss of joint venture
Share of profit or loss of joint venture, which represents the dividend received from our German joint venture, remained unchanged at $0.1 million in the first quarter of 2018 compared to the first quarter of 2017.
Financial Result
Financial result, comprising finance income, finance costs and share of profit or loss of joint venture improved by $2.3 million, or 22.5%, from a net expense of $10.2 million in the first quarter of 2017 to a net expense of $7.9 million in the first quarter of 2018, reflecting the factors discussed above.

Profit or Loss for the Period Before Income Taxes
Profit before income taxes for the first quarter of 2018 amounted to $37.4 million compared to a profit of $26.8 million in the first quarter of 2017, reflecting the factors described above.
Income Taxes
Income taxes in the first quarter of 2018 amounted to $13.2 million compared to $10.0 million in the first quarter of 2017, reflecting profit in these periods, respectively. For discussion of the effects on our effective tax rate of 35.2% for the three months ended March 31, 2018 compared to the expected group rate of 32%, we refer to Note 8. (Deferred and current taxes) above.
Profit or Loss for the Period
Profit for the period for the first quarter of 2018 amounted to $24.2 million, a $7.4 million increase from the $16.8 million profit in the first quarter of 2017, reflecting the effects of the items discussed above.
Contribution Margin (Non-IFRS Financial Measure)
Contribution margin increased by $20.3 million, or 15.6%, from $129.9 million in the first quarter of 2017 to $150.2 million in the first quarter of 2018, primarily driven by positive foreign exchange rate translation impacts, strong volume growth, as well as price and product mix.
Adjusted EBITDA (Non-IFRS Financial Measure)
Adjusted EBITDA increased by $13.4 million, or 21.4%, to $76.0 million in the first quarter of 2018 compared to $62.6 million in the first quarter of 2017, which reflected essentially the development of operating profit.
Specialty Carbon Black
Revenue of the Specialty Carbon Black segment increased by $25.6 million, or 22.0%, from $116.1 million in the first quarter of 2017 to $141.7 million in the first quarter of 2018, primarily associated with positive foreign exchange rate translation impacts, increased product base prices and product mix, as well as increased volumes.
Volume of the Specialty Carbon Black segment increased by 2.1 kmt, or 3.1%, from 67.0 kmt in the first quarter of 2017 to 69.1 kmt in the first quarter of 2018, reflecting general market growth and some rationalization of capacity to higher margin grades.
Gross profit of the Specialty Carbon Black segment increased by $7.8 million, or 16.8%, from $46.2 million in the first quarter of 2017 to $54.0 million in the first quarter of 2018, primarily reflecting positive foreign exchange rate translation impacts, the increase in sales volumes and improved mix. As a result Gross Profit per metric ton increased significantly by 13.2% to $781 in the first quarter of 2018 from $690 in the first quarter of 2017. Sequentially, Gross Profit per ton was up 18% from the fourth quarter of 2017 which had felt the full impact of rising feedstock costs.
Adjusted EBITDA of the Specialty Carbon Black segment increased by $6.1 million, or 17.8%, from $34.2 million in the first quarter of 2017 to $40.3 million in the first quarter of 2018. Adjusted EBITDA margin in the first quarter of 2018 was 28.5% as compared to 29.5% in the first quarter of 2017, which reflects the pass through of higher feedstock prices impacting reported revenues, as well as some continuing delay in recovering feedstock costs.

Rubber Carbon Black
Revenue of the Rubber Carbon Black segment increased by $57.0 million, or 27.4%, from $208.0 million in the first quarter of 2017 to $265.0 million in the first quarter of 2018, primarily due to the pass through of higher cost of feedstock to customers with index-pricing agreements, positive foreign exchange rate translation effects, increased sales volumes and base price improvements.
Volume for the Rubber Carbon Black segment increased by 8.9 kmt, or 4.3% from 208.1 kmt in the first quarter of 2017 to 217.0 kmt in the first quarter of 2018. This increase in volume was associated with increased volumes in Europe, South Korea and China, while the restriction of capacity of standard Rubber grade products impacted volume development in the U.S.
Gross profit of the Rubber Carbon Black segment increased by $9.1 million, or 18.5%, from $49.3 million in the first quarter of 2017 to $58.4 million in the first quarter of 2018. This Gross Profit increase was primarily due to positive foreign exchange rate translation effects, increased contract base prices, higher sales volume, improved mix and the impact of improved cogeneration income resulting from a higher energy pricing environment.
Adjusted EBITDA of the Rubber Carbon Black segment increased by $7.3 million, or 25.6%, from $28.4 million in the first quarter of 2017 to $35.7 million in the first quarter of 2018, primarily reflecting the development of Gross Profit. Our Adjusted EBITDA margin declined to 13.5% in the first quarter of 2018 compared to 13.7% in the first quarter of 2017.
Liquidity and Capital Resources

	in USD million
	Three Months Ended Mar 31,
	2018	2017
Cash flows from operating activities	27.2	18.6
Cash flows used in investing activities	(25.9)	(18.3)
Cash flows used in financing activities	(14.8)	(32.1)

Change in cash	(13.5)	(31.8)

Cash and cash equivalents at the end of the period	59.7	48.5
First Quarter of 2018 Cash Flows
Cash inflows from operating activities in the first quarter of 2018 amounted to $27.2 million, and include cash uses of working capital of $36.2 million compared to a working capital use of $24.6 million in first quarter 2017 and consist of a consolidated profit for the period of $24.2 million, adjusted for depreciation and amortization of $24.8 million and the exclusion of finance costs, net of $8.1 million affecting net income. Net working capital totaled $274.2 million as of March 31, 2018, compared to $224.0 million as of December 31, 2017.
Cash outflows from investing activities in the first quarter of 2018 amounted to $25.9 million, and comprised expenditures for improvements primarily in the manufacturing network throughout the production system including further investments to conclude the consolidation of our South Korean plant network, which continues to be on track and is expected to be largely completed by the end of the second quarter of this year.
Cash outflows for financing activities in the first quarter of 2018 amounted to $14.8 million, comprised primarily a dividend payment of $11.9 million.

First Quarter of 2017 Cash Flows
Cash inflows from operating activities in the first quarter of 2017 amounted to $18.6 million, and include cash uses of working capital of $24.6 million and consist of a consolidated profit for the period of $16.8 million, adjusted for depreciation and amortization of $22.2 million and the exclusion of finance costs, net of $10.4 million affecting net income.
Cash outflows from investing activities in the first quarter of 2017 amounted to $18.3 million composed of expenditures for improvements primarily in the manufacturing network throughout the production system including the commencement of investing activities to restructure the Korean plant network.
Cash outflows for financing activities in the first quarter of 2017 amounted to $32.1 million, comprised primarily a voluntary debt repayment of $22.7 million, a dividend payment of $10.8 million.
Net Working Capital (Non-IFRS Financial Measure)
We define Net Working Capital as the total of inventories and current trade receivables, less trade payables. Net Working Capital is a non-IFRS financial measure, and other companies may use a similarly titled financial measure that is calculated differently from the way we calculate Net Working Capital. The following tables set forth the principal components of our Net Working Capital as of the dates indicated.

	Mar 31, 2018	Dec 31, 2017
	in million USD	in million USD
Inventories	161.5	159.3
Trade receivables	285.8	234.3
Trade payables	(173.1)	(169.6)

Net Working Capital	274.2	224.0
Our Net Working Capital position can vary significantly from month to month, mainly due to fluctuations in oil prices and receipts of carbon black oil shipments. In general, increases in the cost of raw materials lead to an increase in our Net Working Capital requirements, as our inventories and trade receivables increase as a result of higher carbon black feedstock costs and related sales levels. These increases are partially offset by related increases in trade payables. Due to the quantity of carbon black oil that we typically keep in stock, such increases in Net Working Capital occur gradually over a period of about three months. Conversely, decreases in the cost of raw materials lead to a decrease in our Net Working Capital requirements over the same period of time. Based on 2017 Net Working Capital requirements, we estimate that a $10 per barrel movement in the Brent crude oil price correlates to a movement in our Net Working Capital of approximately $23-26 million within about a three month period. In times of relatively stable oil prices, the effects on our Net Working Capital levels are less significant than Net Working Capital swings in an environment of high price volatility. As of March 31, 2018, Net Working Capital increased to $274.2 million compared to $224.0 million as of December 31, 2017.

Adjusted EBITDA is reconciled to profit or loss as follows:

Reconciliation of profit or loss	In USD k
	For the Three Months Ended Mar 31,
	2018	2017
Profit or loss for the period	24,228	16,815
Income taxes	13,164	9,963
Finance costs	20,659	18,710
Share of profit of joint ventures	(149)	(129)
Other finance income	(12,569)	(8,340)
Earnings before taxes and finance income/costs (operating result (EBIT))	45,333	37,019
Add back depreciation, amortization and impairment of intangible assets and property, plant and equipment	24,790	22,242
EBITDA	70,123	59,261
Share of profit of joint venture	149	129
Restructuring expenses	1,266	403
Consulting fees related to Group strategy (1)	884	239
Long Term Incentive Plan	3,100	1,600
Other adjustments (2)	470	987
Adjusted EBITDA	75,992	62,619

(1)    Consulting fees related to the Group strategy include external consulting fees from establishing and implementing our operating, tax and organizational strategies.
(2) Other adjustments in the three months ended March 31, 2017 primarily relate to costs in association with our EPA enforcement action of USD 1.0 million.